Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-189231

Dated January 21, 2014

Relating to Preliminary Prospectus Supplement

Dated January 21, 2014

PRICING TERM SHEET

Navios Maritime Holdings Inc.

American Depositary Shares

Each Representing 1/100th of One Share of

8.75% Series G Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share per American Depositary Share)

January 21, 2014

Issuer:	Navios Maritime Holdings Inc. (the “Issuer”)

Securities Offered:	2,000,000 American Depositary Shares (“Depositary Shares”), each representing 1/100th of one share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (“Series G Preferred Stock”), par value $0.0001 per share, or 2,300,000 Depositary Shares if the underwriters exercise their overallotment option to purchase additional Depositary Shares in full.

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 300,000 Depositary Shares.

Price per Depositary Share:	$25.00 per Depositary Share; $50,000,000 total.

Underwriting Discounts:	$0.7875 per Depositary Share; $1,575,000 total.

Net Proceeds to Issuer, before expenses:	$48,425,000 (or $55,688,750 if the underwriters exercise their option to purchase additional Depositary Shares in full).

Liquidation Preference:	$2,500.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends (whether or not declared); ($50,000,000 aggregate liquidation preference or $57,500,000 aggregate liquidation preference if the underwriters exercise their option to purchase additional Depositary Shares in full).

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after January 28, 2019).

Ratings:	Neither the Depositary Shares nor the Series G Preferred Stock will be rated by any nationally recognized statistical rating organization.

Trade Date:	January 21, 2014.

Settlement Date:	January 28, 2014 (T+5).

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject to preemptive rights.

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing April 15, 2014 (each, a “Dividend Payment Date”).

Dividends:	Will accrue and be cumulative from the date the Series G Preferred Stock is originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors or any authorized committee thereof.

Dividend Rate:	8.75% per annum per $2,500.00 of liquidation preference per share of Series G Preferred Stock (equivalent to $25.00 per Depositary Share).

Optional Redemption	At any time on or after January 28, 2019, the Issuer may redeem, in whole or in part, the Series G Preferred Stock (and cause the redemption of the Depositary Shares) at a redemption price of $2,500.00 per share of Series G Preferred Stock (equivalent to $25.00 per Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Day Count:	30/360

CUSIP / ISIN:	63938Y 100 / US63938Y1001

Joint Bookrunners:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC

Co-Managers:	S. Goldman Capital LLC Deutsche Bank Securities Inc.

Listing:	The Depositary Shares have been approved for listing on the New York Stock Exchange under the symbol “NMPrG,” subject to official notice of issuance. The Series G Preferred Stock represented by the Depositary Shares will not be listed and the Issuer does not expect that there will be any other trading market for the Series G Preferred Stock except as represented by the Depositary Shares.

CHANGES TO PRELIMINARY PROSPECTUS SUPPLEMENT

1.	The table under “Expenses” on page S-59 of the Preliminary Prospectus Supplement is replaced in its entirety with the following table:

U.S. Securities and Exchange Commission registration fee	$6,820
Legal fees and expenses	$500,000
Accounting fees and expenses	$50,000
The New York Stock Exchange listing fee	$12,100
Transfer agent fees	$1,200
Printing costs	$50,000
Miscellaneous	$79,880

Total	$700,000

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Depositary Shares and is not soliciting an offer to buy the Depositary Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, J.P. Morgan Securities LLC at 212-834-4533, or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.